Exhibit 99.4

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
7 8 7 SEVENTH AVENUE, 49TH FLOOR NEW YORK, NY 10019 T E L : 2 1 2 – 7 2 0 – 0 3 0 0 F A X : 2 1 2 – 5 8 2 – 2 2 7 7

Board of Directors
National Fuel Gas Company
6363 Main Street
Williamsville, NY  14221

September 11, 2007

Dear Sirs,

We (“Vantage”) are writing as the largest shareholder of National Fuel Gas Company (“NFG” or the “Company”), representing more than 8.1 million shares and more than 9.5% of the total shares outstanding.  Our partner in this position is the California Public Employees’ Retirement System (“CalPERS”), the nation’s largest pension plan investor, which represents over one million members and is a well established defender of long-term shareholder interests.

As you know, over the past twenty months, Vantage has performed extensive analytical work regarding NFG and particularly its exploration and production ("E&P") assets.  We have retained Schlumberger Data & Consulting Services as our advisor in this analysis, and we have consulted with operating and financial executives in the energy and utility industries. In addition, we have spoken with a number of E&P companies with operations in NFG’s Appalachian territory, and those discussions have substantiated our estimates of the potential value of NFG’s Appalachian acreage.

Our work has convinced us that NFG’s enterprise value would be substantially higher if the Company followed key steps to build its business, tighten its strategic focus, and improve its corporate governance.

Out of respect for management and the Board, for over a year, we have sought to communicate our views on this matter privately.  While management has in fact spoken favorably regarding several of our suggestions, few actions have been taken in response, and we are not satisfied with the pace of progress.

Accordingly, we are writing again so that the Board clearly understands what we have requested of the Company and with the expectation that management and the Board will move swiftly to take action to maximize the value of NFG for all shareholders.

A. Business Building

Recommendation 1.	Develop and communicate a plan to maximize the value of NFG’s Appalachian E&P assets.

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Fully disclose the “3-P” reserves in Appalachia, as estimated by Netherland Sewell, in accordance with Society of Petroleum Engineers guidelines and the disclosure practices of NFG’s E&P and integrated utility peers.

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Develop and communicate to shareholders a “best in class” drilling program centered on the low risk Upper Devonian and Clinton Medina plays in Pennsylvania and New York, including an explanation of the project’s capital and operating costs, the expected reserve recoveries, and the project IRRs at various price decks.  This form of disclosure is also in keeping with the practices of NFG’s E&P and integrated utility peers.  Competitors of NFG who control smaller acreage positions in Appalachia are drilling as many as 600-800 Upper Devonian wells per annum at expected internal rates of return on the order of 20%.  Our analysis indicates that a similar drilling program properly executed on NFG's acreage could have a net present value in excess of $1 billion.

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Disclose the full details of the Marcellus Shale joint venture with EOG Resources.  Develop and disclose a plan to accelerate the delineation and development of the Marcellus Shale to the maximum extent possible within the parameters of the Joint Venture.  Competitors of NFG who control smaller acreage positions in the Marcellus Shale fairway are devoting substantial financial and technical resources to evaluate the play.  Early results and public commentary from some competitors suggest that the Marcellus Shale may have substantially more value than the Upper Devonian.

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Engage a top tier investment bank to evaluate the potential tax free separation of the Appalachian E&P assets to NFG’s shareholders, including in the form of a sponsored spin.  Management’s internal value creation plan and capabilities must be compared to the potential value to be created were NFG’s Appalachian assets managed and controlled by an operator with a focused E&P platform.  Based on our industry discussions, we believe there would be strong potential interest in a sponsored spin transaction or other tax free separation if the Company were open to such interest.

B. Strategic Focus

Recommendation 2.
Retain a top tier investment bank to advise the Board on the Master Limited Partnership (“MLP”) structure; disclose the identity of the Board’s advisors and the expected timing of the Board’s conclusions.

As you know, many other operators in the pipeline and E&P industries have recently communicated their intentions to pursue potential MLP transactions.  On the August 3rd earnings call, management stated it was reviewing the use of MLP structures for all assets where the structure may apply.  However, we would like the Company to specify promptly which assets are being considered for an MLP and who is advising the Company on these potential transactions.  Once the analysis is completed, the conclusions should be immediately disclosed.

We believe the structure could apply to NFG's California E&P assets, its New York and Pennsylvania pipeline and storage assets and its Appalachian E&P assets as they are further proven and developed.  We believe an MLP execution could be materially accretive to NFG's value.  E&P MLPs currently trade at roughly 11x EBITDA and pipeline MLPs trade at roughly 14x EBITDA, as compared to a multiple of about 8x EBITDA for NFG overall today.  By our estimates an MLP of California E&P and the pipelines could add in excess of $800 million of shareholder value, not counting the Appalachian E&P assets.

Recommendation 3.	Retain a top tier investment bank to sell NFG’s miscellaneous non-core operations; use the proceeds for a special shareholder dividend or to repurchase shares.

We commend management for the recently completed sale of the non-strategic Canadian E&P assets.  We believe that NFG should also sell its high risk/low return Gulf of Mexico E&P portfolio, its timber and saw mill assets and its energy marketing and landfill gas operations.  We believe these non-strategic assets may be worth more to other acquirers than the value that is currently reflected in NFG’s market value, and the proceeds from the dispositions could be used for accretive share repurchases or a special dividend.

C. Corporate Governance

Recommendation 4.	Eliminate the 10% poison pill and recommend shareholder approval of the elimination of NFG’s staggered board at the 2008 annual meeting.

We support the Board’s recent decision to amend the poison pill so that it cannot be triggered by Company share repurchases.  However, we believe best corporate governance practice would be to eliminate the poison pill entirely.  Similarly, we believe shareholders should be given the opportunity to vote on directors at every annual meeting.  We therefore request that the Board approve, and recommend to the shareholders at its next annual meeting, an amendment to its Certificate of Incorporation eliminating the Company’s staggered board.

We believe the initiatives outlined in this letter will unlock substantial value for all of NFG’s shareholders.   We expect that management and the Board will move promptly and diligently to advance these objectives.

Sincerely,

/s/ David M. DiDomenico
David M. DiDomenico
Managing Director

/s/ Mathew J. Lori
Mathew J. Lori
Managing Director